

16003423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2015__ AND ENDING __December 31, 2015__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.R. Winston & Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__376 Main Street__
(No. and Street)

__Bedminster__   __New Jersey__   __07921__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John W. Galuchie, Jr.__   __(908) 234-0300__
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Sobel & Company, LLC__
(Name – *if individual, state last, first, middle name*)

__293 Eisenhower Parkway, Suite 290__	__Livingston__	__New Jersey__	__07039-1711__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC as of December 31, 2015 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

John W. Galuchie, Jr., President

Date: _February 19, 2016_

Sworn to and subscribed before me

this _19th_ day of _February_, 2016

_____
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [x] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.R. WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2015



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC, ("Company"), a New Jersey limited liability company, as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of T.R. Winston & Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 16, 2016



T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash and cash equivalents	$ 376,791
Securities owned	1,067,653
Deposit with clearing broker	250,000
Receivable from clearing broker	62,285
Leasehold improvements,	
net of accumulated amortization of $10,289	45,902
Other	361,935
Total assets	$ 2,164,566
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 64,871
Accrued expenses	209,748
Deferred revenue	554,167
Deferred rent	152,062
Subordinated note payable to member	1,000,000
Total liabilities	1,980,848
COMMITMENTS AND CONTINGENCIES	
Members' equity	183,718
Total liabilities and members' equity	$ 2,164,566

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2015
Revenues:	
Brokerage commissions and fees	$ 1,576,038
Investment banking and consulting fees	4,181,422
Principal transactions, net:	
Trading	229,983
Investing	(56,319)
Interest and dividends	125,482
Total revenues	6,056,606
Expenses:	
Commissions and related expenses	1,179,251
Employee compensation and benefits	3,159,697
General and administrative	679,640
Clearing fees and charges	687,002
Occupancy	784,894
Interest	47,520
Total expenses	6,538,004
Net loss	$ (481,398)

The accompanying notes are an integral part of these financial statements.

3

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2014	$ 1,665,116
Net loss, year ended December 31, 2015	(481,398)
Withdrawal of capital by members	(1,000,000)
Balance at December 31, 2015	$ 183,718

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2015
Cash flows from operating activities:		
Net loss	$	(481,398)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of leasehold improvements		10,289
Loss of rental security deposit		46,435
Changes in operating assets and liabilities:		
Change in net receivable from clearing broker		(9,701)
Change in other assets		(114,418)
Change in securities owned		565,270
Change in accounts payable		(31,240)
Change in accrued expenses		25,609
Change in deferred revenue		335,417
Change in deferred rent		152,062
Net cash provided by operating activities		498,325
Cash flows from investing activities:		
Purchase of leasehold improvements		(56,192)
Net cash used in investing activities		(56,192)
Cash flows from financing activities:		
Withdrawal of capital by members		(1,000,000)
Net cash used in financing activities		(1,000,000)
Net decrease in cash and cash equivalents		(557,867)
Cash and cash equivalents at beginning of year		934,658
Cash and cash equivalents at end of year	$	376,791
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	47,520
Cash paid for state and local taxes	$	35,268

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Subordinated Note Payable to Member
Balance at December 31, 2014	$ 1,000,000
Increase - Borrowings under subordinated loan agreement	-
Decrease - Repayment of borrowings	-
Balance at December 31, 2015	$ 1,000,000

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2015

1. Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2015 is accrued in the statement of financial condition.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

> Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3. The Company only uses Level 1 inputs to value its securities.

Brokerage Commissions and Fees:
The Company records brokerage commission and fees and related expenses on a trade-date basis as transactions occur.

Investment Banking and Consulting Fees:
Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. Any unearned fees received are recorded as deferred revenue. The Company will supplement its existing employees by engaging independent licensed contractors to perform some of the services required.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

Income Taxes:
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. However, the Company is responsible for franchise tax fees and other minimum taxes imposed by several state and local authorities. The Company is required to pay franchise taxes to the City of Los Angeles which amounted to $18,000 during the year ended December 31, 2015. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. Tax returns for the 2012 and forward years are subject to audit by federal and state jurisdictions. At December 31, 2015, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded as of December 31, 2015.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Leasehold Improvements:
The Company records all leasehold improvements at cost. Amortization of leasehold improvements is computed using the straight-line method over the five year life of the lease. Amortization of leasehold improvements for the year ended December 31, 2015 amounted to $10,289.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2015 through February 16, 2016, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

3. Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2015, the amount receivable from the Clearing Broker was approximately $62,000. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit, amounts due from the Clearing Broker or the securities owned by the Company and held in custody by the Clearing Broker.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $290,034 which was $190,034 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.38 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements."

5.　Commitments and Contingencies

Leases:
The Company continues to lease its main office facilities on a month-to-month basis from an unrelated party. The Company has signed five-year lease agreements for its Los Angeles, California and New York, New York offices with different unrelated parties. As a condition to these leases the Company had to provide the Los Angeles and New York landlords with irrevocable letters of credit in the amounts of $75,000 and $135,030, respectively. These letters of credit are collateralized by certificates of deposit of like amounts and are included in other assets. There were no amounts drawn on either letter of credit as of December 31, 2015.

The Company subleases part of its main and Los Angeles premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2015 was approximately $69,000. Aggregate net rent expense for the year ended December 31, 2015 was approximately $567,000. The Company leases one additional office space location under a two-year lease agreement and also leases one additional office space location on a month-to-month basis.

The Company leases all of its facilities under operating leases. Two of these lease agreements provide for rent holidays and escalation clauses. U.S. GAAP requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the leases compared to the straight-line basis is recorded as deferred rent. Future minimum rental requirements under the terms of all leases are:

2016	$ 533,000
2017	$ 545,000
2018	$ 569,000
2019	$ 584,000
2020	$ 288,000

Legal Matters:
The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

6.   Related Party Transactions

In accordance with an expense sharing agreement the Company reimburses Bedminster Management Corp. ("BMC") for the cost of certain group medical insurance and office supplies. BMC is owned one-third by the Company and two-thirds by unrelated entities that sublease office space in the Company's main office.

BMC, the Company and these unrelated entities share certain office and other expenses on a pro-rata basis.   Such reimbursements were approximately $425,000 for the year ended December 31, 2015.

7.   Securities Owned

Securities owned consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2015 and are listed below by industry segment:

	Level 1	Level 2	Level 3	Total
Electronic Components and Accessories	$ 337,360	$ -	$ -	$ 337,360
Biological Products	332,690	-	-	332,690
Pharmaceutical Preparations	112,942	-	-	112,942
Holding and Other Investment Services	109,890	-	-	109,890
Business Services	87,200	-	-	87,200
Petroleum Products	66,538	-	-	66,538
Other	21,033	-	-	21,033
	$ 1,067,653	$ -	$ -	$ 1,067,653

Approximately $6,000 of securities owned consisted of companies established under the laws of a foreign country but are traded on U.S. markets.

8.   Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

9.   Subordinated Borrowings

Effective May 1, 2010 the Company entered into a subordinated loan agreement for equity capital with its controlling member in the amount of $1,000,000, payable on April 30, 2013 and bearing interest at the rate of three percent per annum. During 2012 and again in 2015 the Company and the controlling member amended this subordinated loan agreement extending the maturity until April 30, 2016 then April 30, 2017 respectively. Interest expense under this agreement aggregated $30,000 for the year ended December 31, 2015. This agreement has been accepted by FINRA and is considered a satisfactory subordination agreement pursuant to the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. The amounts payable under this agreement are subordinate to all claims of present and future creditors of the Company arising out of any matter occurring prior to April 30, 2017. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the financial statements of T.R. Winston & Company, LLC as of and for the year ended December 31, 2015, and have issued our report thereon dated February 16, 2016, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 15, has been subjected to audit procedures performed in conjunction with the audit of T.R. Winston & Company, LLC's financial statements. The supplemental information is the responsibility of T.R. Winston & Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co, LLC

Certified Public Accountants

Livingston, New Jersey
February 16, 2016



Schedule I

T. R. WINSTON & COMPANY, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Net Capital

Total members' equity from statement of financial condition	$	183,718
Add:		
Subordinated note payable to member		1,000,000
Subtract:		
Other assets		(407,837)
Blockage deduction		(302,196)
Tentative net capital		473,685
Haircuts on securities owned		(114,819)
Undue concentration haircut		(68,832)
Net capital	$	290,034

Aggregate Indebtedness

Accounts payable	$	64,871
Accrued expenses		209,748
Deferred revenue		554,167
Deferred rent		152,062
Total aggregate indebtedness	$	980,848
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	100,000
Excess net capital	$	190,034
Net capital in excess of 120% of minimum requirement	$	170,034
Ratio of aggregate indebtedness to net capital		3.38

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2015.

****

15



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements in which (1) T.R. Winston & Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T.R. Winston & Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions"), and (2) T.R. Winston & Company, LLC stated that T.R. Winston & Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T.R. Winston & Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.R. Winston & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Certified Public Accountants

Livingston, New Jersey
February 16, 2016



Schedule II

T. R. WINSTON & COMPANY, LLC
EXEMPTION REPORT
As of December 31, 2015

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2015.

T.R. Winston & Company, LLC

I, John W. Galuchie, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    President

Date: _____

T.R. WINSTON & COMPANY, LLC

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2015



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by T.R. Winston & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating T.R. Winston & Company, LLC's compliance with the applicable instructions of Form SIPC-7. T.R. Winston & Company, LLC's management is responsible for T.R. Winston & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).



We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 16, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1407***************MIXED AADC 220
027519   FINRA   DEC
T R WINSTON & COMPANY LLC
376 MAIN ST
BEDMINSTER NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.   908
Jeffrey L. Criswell 234-0300

2. A. General Assessment (item 2e from page 2) $ 14,805.24

   B. Less payment made with SIPC-6 filed (exclude interest)   (11,972.75)
      7/22/15
      Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   2,832.49

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,832.49

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,832.49

   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T R Winston & Company, LLC
(Name of Corporation, Partnership or other organization)

J L Criswell
(Authorized Signature)

Controller / CFO
(Title)

Dated the 16 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 6,056,606

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — _____

    (2) Net loss from principal transactions in securities in trading accounts. — _____

    (3) Net loss from principal transactions in commodities in trading accounts. — _____

    (4) Interest and dividend expense deducted in determining item 2a. — _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. — _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 56,319

    (7) Net loss from securities in investment accounts. — 56,319

    Total additions — 56,319

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — _____

    (2) Revenues from commodity transactions. — _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 143,308

    (4) Reimbursements for postage in connection with proxy solicitation. — _____

    (5) Net gain from securities in investment accounts. — _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 47,520

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ —

    Enter the greater of line (i) or (ii) — 47,520

    Total deductions — 190,828

2d. SIPC Net Operating Revenues — $ 5,922,097

2e. General Assessment @ .0025 — $ 14,805.24

(to page 1, line 2.A.)

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